EXHIBIT 21.1

LIST OF SUBSIDIARIES

The following table sets forth certain information concerning the principal subsidiaries of the Company.

Name	State or Other Jurisdiction of Incorporation
IMPAC Global Systems, Inc.	Delaware
IMPAC Medical Systems Limited (formerly IMPAG Global Systems UK Limited)	United Kingdom

The names of certain subsidiaries have been omitted because such unnamed subsidiaries, considered in the aggregate, would not constitute a significant subsidiary as that term is defined in Regulation S-X.